GILMORE & BELL

816-221-1000	A PROFESSIONAL CORPORATION	ST. LOUIS, MISSOURI
FAX: 816-221-1018	ATTORNEYS AT LAW	WICHITA, KANSAS
WWW.GILMOREBELL.COM	2405 GRAND BOULEVARD, SUITE 1100	LINCOLN, NEBRASKA
KANSAS CITY, MISSOURI 64108-2521

October 20, 2006

VIA EDGAR

Daniel Lee, Esq.
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:                             EPIQ Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-3 filed June 14, 2006
File No. 333-133296

Form 10-K for the year ended December 31, 2005
Definitive Proxy Statement on Schedule 14A filed April 28, 2006
Form 10-Q for the quarter ended March 31, 2006
Form 8-K/A filed on January 30, 2006
Forms 8-K filed on February 21, 2006 and April 27, 2006
File No. 0-22081

Dear Mr. Lee:

This letter is submitted on behalf of EPIQ Systems, Inc. in response to the comment letter from Barbara C. Jacobs, Assistant Director, dated July 13, 2006, with respect to the above-referenced Amendment No. 1 to Registration Statement and the above-referenced reports filed by EPIQ Systems under the Exchange Act.  For ease of reference, each comment has been included followed by the Company response to the comment.  We have enclosed supplementally the Company’s post-filing letter to the Office of the Chief Accountant regarding revenue recognition topics related to the Company’s Chapter 7 trustee business.  Accordingly, within this response letter the Company has not responded to comments related to revenue recognition for its Chapter 7 trustee business.

We have also enclosed supplementally a mark-up of a suggested form of Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been marked to show changes from the original filing.  Per our telephone discussions with Chris White, we are submitting this in paper form only at this time and not via EDGAR.  The Company will file Amendment No. 2 via

EDGAR as soon as the Company completes their discussions with the Office of Chief Accountant relating to the revenue recognition matter referred to above.

We have also enclosed supplementally a revised draft Form 10-K/A, Amendment No. 1 (the “Amended 10-K”), which is the proposed Form 10-K/A, marked to show changes in response to certain comments discussed below.  Please note that the enclosed revised draft Amended 10-K includes cumulative marked changes to reflect not only the proposed changes in response to your comment letter dated May 10, 2006, but also the additional changes in response to your July 13, 2006 comment letter.  The Company proposes to file the Amended 10-K when it has been notified by you that the Staff has no additional comments relating to the Form 10-K.  At that time, the Company will file the final Amended Form 10-K via EDGAR.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors

Substantially all of our Chapter 7 revenues are collected…, page 3

1.                                       Comment:  We note your response to comment 4 in our letter dated May 10, 2006.  Please advise us as to your statement that “the depository bank acts as a financial conduit through which [you] derive[] revenue from each trustee customer relationship.”  For example, please explain whether you enter into a customer agreement with each bankruptcy trustee in which the trustee empowers the depository bank to have your fees paid from their accounts to you or whether an agreement with a depository bank generally governs the payment of the aggregate fees owed by the bank for the aggregate of deposits made in such bank by trustees using your products and services.  If the latter, and notwithstanding the “wide range of letters, letter agreements, purchase orders, emails, oral understandings and courses of dealing” you indicate you have with Bank of America, it appears that such an agreement with Bank of America would constitute the primary agreement from which you derive a substantial portion of your revenue.  Accordingly, such an agreement would need to be filed as an exhibit to your registration statement pursuant to the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K.  We note that the latter arrangement conforms to your disclosure and that your revenue recognition discussion references “a monthly fee from financial institutions.”  We further note that Bank of America accounted for approximately $27.5 million of your total revenue for 2005—a substantial amount to be governed by a wide range of instruments.  Please advise.

Company Response:  We have entered into separate arrangements with approximately 625 Chapter 7 bankruptcy trustee clients to provide them with a license to use our proprietary software, hardware and related services. We have also entered into arrangements with various financial institutions. The bankruptcy trustee customer is the end-user of our software, hardware and related services.  Each bankruptcy trustee client also enters into a separate arrangement with one of the financial institutions with whom we have an arrangement. The trustee client deposits Chapter 7 bankruptcy estate funds with one of the financial institutions, and the financial institution provides banking services to the bankruptcy trustee client.  We receive a fee primarily based on the value of the bankruptcy estate deposits maintained by each of the trustee clients with one of the designated financial institutions.

The separate agreements among the 625 trustee clients, the various financial institutions and EPIQ have been entered into in the ordinary course of business for each of the participating parties.  Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, we do not believe our business is substantially dependent on the Bank of America contract as:  (i) this contract is not a continuing contract to sell the major part of our services or to purchase the major part of our requirements of services and (ii) if the contract were terminated, the deposits could be moved to other financial institutions with whom we have an arrangement.  Therefore, we believe we are not required to file bankruptcy trustee agreements or banking agreements, including the agreements with Bank of America, as exhibits to our registration statement or our Form 10-K.

Item 17.  Undertakings

2.                                       Comment:  Please provide the applicable undertaking pursuant to Item 512(a)(5) of Regulation S-K.

Company Response:  The requested update to the undertaking has been made in Amendment No. 2.

Draft Amendment to Form 10-K for the year ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Revenue Recognition, page 26

3.                                       Comment:  Your response to comment 22 in our letter dated May 10, 2006 references your revenue recognition policy for each source of revenue as provided in response to comments 41 and 42 in our letter dated May 10, 2006.  Your financial information disclosure should include the accounting literature applied, how you allocate value to the elements in your arrangements (including service elements) and when revenue from each source is realizable and earned pursuant to SAB Topic 13.13.  Revise or advise as appropriate.

Company Response:

Please see our response to Comment 14.

Goodwill, page 27

4.                                       Comment:  Your revised disclosure in response to comment 24 in our letter dated May 10, 2006 includes reference to an independent valuation firm.  Please note that when you refer to an independent appraiser, you should identify the appraiser and include the expert’s consent when the reference is included in a registration statement.  Please see Rule 436(b) under the Securities Act for additional guidance.  Alternatively, you may delete the reference.

Company Response:  The reference to the use of an independent valuation firm has been deleted from the draft Amended 10-K included with this response.

Business Segments

Revenue, page 30

5.                                       Comment:  Your revised case management disclosure indicates that the non-acquisition related increase in revenues is primarily attributable to an increase in class action and bankruptcy services.  Your disclosure should not only identify such increases in revenue, but should also analyze the reasons underlying the increase.  We refer you to Section III.B.4 of Release. No. 33-8350.  Advise or revise as appropriate.

Company Response:  The disclosure on page 31 of the Amended 10-K has been revised in response to the Staff’s Comment.

Liquidity and Capital Resources. page 35

6.                                       Comment:  We note your revised disclosure in response to comment 37 in our letter dated May 10, 2006.  Please disclose the actual ratios you are subject to.  Please also briefly elaborate on the types of indebtedness you are restricted from incurring and the guidelines for certain mergers and acquisitions you are covenanted to adhere to.

Company Response:  The disclosure on pages 37 and 38 of the Amended 10-K has been revised in response to the Staff’s Comment.

Item 8.  Financial Statements and Supplementary Data

Supplementary Data — Quarterly Financial Information, page 40

7.                                       Comment:  Your response comment 38 in our letter dated May 10, 2006 indicates that you do not provide gross margin information in your selected quarterly financial data disclosure because it was prepared on a consistent basis with the presentation contained in your quarter and annual consolidated statements of income.  Please note that disclosing gross margin information is required by Item 302(a)(l) of Regulation S-K.  Therefore, if you do not report gross margin information in your consolidated statements of income, you may satisfy this requirement by disclosing your cost of sales in your quarterly financial information.  Please revise as appropriate.

Company Response:  We do not compute gross margin information because we do not track depreciation and software amortization as a direct cost.  Rather, all depreciation and software amortization is tracked and presented as a separate expense line item as certain computer equipment, such as servers, are used to support both revenue generating activities and administrative activities.  Accordingly, we do not provide gross margin information in our selected quarterly financial data.  Moreover, management does not utilize gross margin information in any respect in managing or evaluating our business operations.  We have revised the disclosure on page       of the Amended 10-K to replicate our operating expense disclosure in our “Supplementary Data — Quarterly Financial Information.”

Consolidated Statements of Income, page F-3

8.                                       Comment:  We note your response to comments 39 and 40 in our letter dated May 10, 2006.  Your current presentation of revenue, however, does not comply with Rule 5-03(b)(1) of Regulation S-X.  Your financial statement captions should identify net sales generated from tangible products, services and other revenues.  Therefore, if you believe that your case and document management revenue represent two distinct types of services, your financial statement captions should identify that the revenue categorized in the caption is service revenue, e.g., case management services.  If your caption contains revenue generated from products and services, tell us why you believe your presentation complies with Rule 5-03(b)(1).

Company Response:  Our revenues do not include revenue from the sale of any products.  To clarify, in the quarterly report on Form 10-Q for the quarter ended June 30, 2006 (the “Second Quarter 10-Q”), we expanded the captions to indicate “Case management services” and “Document management services” (new language is italicized).  We have revised the captions in the financial statements in the Amended 10-K to include these expanded captions and we will continue to use these expanded captions in our future quarterly and annual report filings.

9.                                       Comment:  Your current disclosure only provides one financial statement caption for cost of sales, i.e., direct costs.  Note, pursuant to Rule 5-03(b) of Regulation S-X, cost of sales should be combined and presented in the same manner as revenue.  For example, if you provide separate financial statement captions for case management services, product management services and reimbursed expenses, you are also required to present cost of sales for each of the captions.  Revise as appropriate.

Company Response:  We believe that Rule 5-03(b) requires the separate disclosure of cost of services provided, but does not require separate disclosure of costs of services provided for each component of services revenue reflected on the face of the income statement.  Because both case management and document management revenue relate to services revenue, in our Second Quarter 10-Q, we revised the “Direct costs” line item to read:  “Direct cost of services” (new language is italicized).   We will continue to use this expanded caption for this line item in our future quarterly and annual report filings.

Revenue Recognition, page F-9

10.                                 Comment:  Your response to comment 41 in our letter dated May 10, 2006 states the “electronic discovery business contains a hosting revenue component that is recognized pursuant to SOP 97-2 as the customer does have the right to take possession of the software.”  Please provide a complete analysis of whether a software element is present in these hosting arrangements.  We refer you to paragraph 5 of EITF 00-3, including footnote 1.  In addition, explain how your revenue recognition policy is “pursuant to SOP 97-2.”  In this respect, since the arrangements include a software element, explain how you satisfy the requirements of SOP 97-2 in order to recognize revenue for that element along with the hosting service element.  Fully describe the type of elements/deliverables contained in the hosting arrangements and explain how you recognize revenue for each of those elements.  We refer you to paragraph 6 of EITF 00-3.  Indicate whether you can establish VSOE of fair value for the hosting services or for any other element in these arrangements.  If VSOE cannot be established, explain how you comply with paragraph 12 of SOP 97-2, as amended.

Company Response:

EPIQ provides electronic litigation discovery services in support of legal proceedings with our proprietary electronic discovery software, which sorts, organizes, and performs searches on large volumes of data. The software and the client’s data are stored on EPIQ hardware. In our previous response to comment 41 of your letter dated May 10, 2006, we indicated that our customers have the right to take contractual possession of the software. After further review of our electronic litigation discovery agreements, which were acquired as part of a business purchased in late 2005, we have determined that our customers do not have a contractual right to take possession of the software.  However, management of the purchased business, in a limited number of arrangements, allowed certain customers to take delivery of the software at the end of the hosting period. At such time, a separate license agreement and separate licensing fees were negotiated. We currently do not plan to include prospectively contractual rights that allow our customers to take possession of our software in our electronic discovery arrangements. Nor do we currently plan to deliver the software to customers on a prospective basis.

Electronic discovery contracts contain the following deliverables: (1) electronic data processing services that include data staging, file processing, and conversion (“data processing”) and (2) a hosting arrangement that includes storage of and access to customer supplied data via a remote connection (“hosting”).

Our arrangements also include training but we have concluded that such training is so insignificant to the overall arrangement that consideration of it as a separate element is not warranted from a cost/benefit perspective.  We based this conclusion on the following factors:

•                  The fair value of the training is less than 1 percent of the overall arrangement.

•                  The training is not essential to the functionality of the data processing and hosting services.

•                  Our failure to perform the training does not entitle the customer to a full or partial refund or the right to cancel the arrangement.

•                  Our failure to perform the training does not result in a significant contractual penalty.

Our arrangements specify per unit pricing for our data processing services.  For example, data staging services are priced at a fixed hourly rate; file processing is priced at a fixed price per gigabyte that declines as volume increases; and data conversion is priced at a fixed price per page.  These amounts are billed on a monthly basis as the data processing services are performed.  Hosting fees are also variable based on the volume of data stored and the number of times the data is accessed.  For example, our arrangements will provide a fixed price per gigabyte per month for data storage and a fixed price per user login per month for access.  These fees are billed on a monthly basis.

Our arrangements do not have fixed contractual terms.  Rather, these arrangements remain effective for the life of the case.  The contracts may be cancelled by either party with 30 days notice.  On termination, payment is due for all services rendered to date and there is no refund of previously paid amounts.

Since our customers do not have a contractual right to take possession of the software, our hosting arrangements do not include a software deliverable subject to SOP 97-2.  Therefore, we have determined that we should account for our electronic discovery arrangements as service contracts subject to the guidance in EITF 00-21 and SAB Topic 13.

We believe these multiple element arrangements are subject to the separation provisions of EITF 00-21.  Therefore, we have evaluated the two deliverables to determine whether they qualify as separate units of accounting under paragraph 9 of EITF 00-21.  Paragraph 9 of EITF 00-21 states:

… delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.                                       The delivered item(s) has value to the customer on a standalone basis.  That item(s) has value on a standalone basis if any vendor sells it separately or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.                                      There is objective and reliable evidence of the fair value of the undelivered item(s).

c.                                       If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Paragraph 8 of EITF 00-21 requires that deliverables be evaluated for separability “at the inception of the arrangement and as each item in the arrangement is delivered.”  The following table provides information necessary to perform the analysis of separability as each item is delivered:

Service	Sequence	Standalone Value	Fair Value
Data Processing	First	Yes	Yes
Hosting	Second	Yes	Yes

Each of the separate services above has standalone value pursuant to paragraph 9(a) of EITF 00-21 as we and other vendors sell these services separately.  On occasion, customers have requested that we provide the data processing service and deliver the data to a third party for hosting.  On other occasions, a client has provided us with processed data and requested that we host the data.  Provision of these standalone services provides us with the objective and reliable evidence necessary to establish fair value of each deliverable.  When we sell the individual elements separately the prices that are charged for such elements are consistent with the pricing in our arrangements that include both elements.  That is, the stated prices in our bundled arrangements approximate fair value.  Additionally, our arrangement does not include a general right of return.  Accordingly, we have concluded that each of the service elements in our arrangements qualify as a separate unit of accounting under paragraph 9 of EITF 00-21.

Since the stated prices in our arrangements approximate fair value, the revenue allocated to each unit of accounting is the stated amount in the arrangement.  Revenue for each separate unit of accounting is recognized in accordance with SAB Topic 13 as the services are rendered. The fees related to electronic data processing services are recognized as those services are performed based on the actual hours incurred, volume of data processed or number of pages converted. The fees related to the hosting arrangement are recognized over the hosting period as those fees become fixed and determinable.

11.                                 Comment:  Your response to comment 41 in our letter dated May 10, 2006 with respect to bankruptcy trustee customers indicates that you generate revenue through volume-based fees from depository financial institutions, which is primarily related to the dollar amount of trustee estate deposits held by financial institutions.  Clarify why you believe revenue is realized or realizable and earned based on the fees received from the financial institution.  That is, receipt of these fees appears to be the manner in which you are paid for the products and services provided to your customer.  Explain why you believe that the receipt of fees correlates to the amount of fees earned.  It appears your obligations in the bankruptcy trustee sales arrangements are to deliver the products and services and not to sell or market depository services from financial institutions.  In this respect, tell us how your policy for recognizing revenue complies with the allocation and recognition guidance of SOP 97-2, EITF 00-21 and/or SAB Topic 13.  As part of your response, specifically address the following:

•                  Your response indicates that you recognize revenue in these arrangements in accordance with SAB Topic 13.  However, we note these arrangements contain a software element.  Therefore, tell us how you considered recognizing revenue for the software element in accordance with SOP 97-2.  We refer you to paragraph 2 of SOP 97-2.  In this respect, explain why you believe that the sales transactions with bankruptcy trustee customers are outside the scope of SOP 97-2.  Tell us why the transaction with the customer is a discrete and distinct event that should be distinguished from your depository arrangement with financial institutions.  Do you provide hardware and software to customers who choose to use a financial institution that you do not have a marketing arrangement with?  Do you perform marketing activities without providing the hardware and software?  Explain why the payment scheme should dictate the accounting for these transactions that appear to be for the licensing of software, thus, within the scope of SOP 97-2.  If these arrangements are within the scope of SOP 97-2, tell us how you considered EITF Issue No. 03-5 when determining whether the non-software deliverables included in your arrangement are software related and included in the scope of SOP 97-2.

•                  Tell us how your determination that the arrangement fee is fixed and determinable complies with the guidance of SOP 97-2, paragraphs 26 through 29.  In addition, tell us when you typically begin to receive payment in these arrangements, e.g., after delivering all elements in the arrangement.  Please indicate whether the hosting fee and the deposit-based volume fee contain any minimum or maximum fees over the term of the related arrangements.

•                  Tell us the nature of the “various services” that you provide in these arrangements and your revenue recognition accounting policy for each service.

•                  Provide your policy for recording the direct costs of software, hardware and various services included in these arrangements.

Company Response:

The accounting related to our trustee and financial institution arrangements will be addressed in a separate post-filing letter with the Office of the Chief Accountant.  We will supplement this response after we have completed our discussions with the OCA on this revenue recognition topic.

12.                                 Comment:  Your response to comment 41 in our letter dated May 10, 2006 also states that you provide “a menu of separately priced services.”  Please clarify each separately priced service you offer and how you recognize revenue for each service.  In addition, explain why the “menu of separately priced services” does not create a multiple element arrangement.  See AICPA TPA 5100.39.

Company Response:  The primary services referred to in our response to comment 41 in our letter dated May 10, 2006 related to our class action and corporate restructuring (Chapter 11) business and such arrangements and how we recognize revenue for these services is discussed in our response to Comment 13 below.

We do not believe AICPA TPA 5100.39 is applicable as we only have one contract or arrangement for each class action and corporate restructuring (Chapter 11) customer.  Therefore, the various services we offer as part of our class action and Chapter 11 business are generally bundled in a multiple element arrangement.  The accounting for these arrangements is discussed in our response to comment 13 below.

13.                                 Comment:  We do not believe that you fully responded to comment 41 in our letter dated May 10, 2006.  A previous bullet point stated that:

“[w]e note the various elements of these arrangements based on your disclosure on page 3.”  Tell us how you allocate fair value to the various elements of your arrangements pursuant to SOP 97-2, as amended, and/or EITF Issue No. 00-21.  In addition, tell us when you recognize revenue for each element in these arrangements.”

We note that your response to comment 22 in our letter dated May 10, 2006 states that “the company does not have multiple element arrangements.”  Your response should address why you believe that your arrangements do not constitute multiple element arrangements.  Explain why the electronic discovery business does not have multiple elements when it appears to include a software element and a hosting service among other possible elements, e.g., PCS, installation services.  Further, you state in response to prior comment 4 in our letter dated May 10, 2006 that “the Company provides the bankruptcy trustee with a limited amount of computer hardware, case management software and related services.”  Explain why these transactions to purchase hardware, software and related services are not a multiple element arrangement.  Your disclosure also provides a hypothetical example of one of your arrangements that include various services.  Therefore, if your arrangements contain multiple types of services, the multiple service elements should be evaluated for separation in accordance with EITF 00-21.

Company Response:

Our accounting for electronic discovery is described in our response to comment 10 and our accounting related to our Chapter 7 trustee business is addressed in our separate post-filing letter to the Office of the Chief Accountant, as discussed above.

Our remaining revenue streams relate to our class action and corporate restructuring (Chapter 11) business arrangements.  For both class action and corporate restructuring, EPIQ provides case administration and document management support services. Included within each contractual arrangement is the pricing for a broad range of case administration and document management capabilities to cover the numerous services that we may or may not be required to render. Our bankruptcy and class action client’s have large, complicated cases, for which administration is complex and requires bankruptcy or class action expertise.  We have domain expertise and provide professional services related to such tasks such as claims input into an organized and searchable database, claims reconciliation and validation, call center support, scanning/imaging, and claim payment.  Our bankruptcy and class action clients also have legal notification requirements that require expertise and/or specialized capabilities.  The software used to provide these services is stored on EPIQ hardware, and the customer does not have a contractual right to take possession of the software.  We have never delivered this software to our customers.

Class action contracts include the following seven potential services: (1) consulting, (2) legal noticing, (3) toll free customer support, (4) web site design and hosting, (5) claims administration, (6) opt out processing, and (7) printing and distribution.

Chapter 11 contracts include the following five potential services: (1) consulting, (2) claims management, (3) printing and reproduction, (4) legal noticing, and (5) document management and imaging.

Our arrangements specify per unit pricing based on time incurred and/or usage. For example, professional fees are billed on a per hour basis, legal noticing is billed per notice or based on number of media placements, claim administration is billed on a per record processed and per record stored basis, and call center support is billed on a per minute basis.

The arrangements provide the customers with the right, but not the obligation, to acquire the services listed above at the specified prices.  The client may choose which service or services it will request for delivery, and there is no contractual minimum of services the client must take.  We have no contractual right or obligation to deliver services until requested to do so by the customer.  Also, our arrangements do not have fixed contractual terms.  Rather, these arrangements remain effective for the life of the case.  The contracts may be cancelled by either party with 30 days notice.  On termination, payment is due for all services rendered to date and there is no refund of previously paid amounts.

We evaluated the web site design and hosting services in the context of EITF 00-3 and concluded that this element is outside the scope of SOP 97-2 as the customer does not have the contractual right to take delivery of the software.  The notice campaign, toll free customer support, and web site design and hosting deliverables in the class action business require the customer to pay a small upfront payment (in aggregate, approximately $56,000 for 2006 year-to-date) plus a standard usage rate. These upfront payments are very insignificant compared to the overall revenue earned from these services. Even though these non-refundable upfront fees should be deferred and recognized over the customer relationship period as required by SAB Topic 13, we recognized these fees as revenue upon commencement of the service due to the insignificance of these fees.

Since our customers do not have a contractual right to take possession of any software, our arrangements do not include a software deliverable subject to SOP 97-2.  Therefore, we have determined that we should account for our corporate restructuring and class action arrangements as service contracts subject to the guidance in EITF 00-21 and SAB Topic 13.

We believe these multiple element service arrangements are subject to the separation provisions of EITF 00-21 and the recognition provisions of SAB Topic 13. Therefore, we have evaluated the deliverables to determine whether they qualify as separate units of accounting under paragraph 9 of EITF 00-21.  Paragraph 9 of EITF 00-21 states:

… delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.                                       The delivered item(s) has value to the customer on a standalone basis.  That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.                                      There is objective and reliable evidence of the fair value of the undelivered item(s).

c.                                       If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Paragraph 8 of EITF 00-21 requires that deliverables be evaluated for separability “at the inception of the arrangement and as each item in the arrangement is delivered.”  The following table provides information necessary to perform the analysis of separability as each item is delivered:

Class Action Services	Standalone Value	Fair Value
Consulting	Yes	Yes
Notice campaign	Yes	Yes
Toll free customer support	Yes	Yes
Web site design / hosting	Yes	Yes
Claims administration	Yes	Yes
Opt out processing	Yes	Yes
Distribution	Yes	Yes

Corporate Restructuring	Standalone Value	Fair Value
Consulting	Yes	Yes
Claims management	Yes	Yes
Printing and reproduction	Yes	Yes
Mailing and noticing	Yes	Yes
Document management	Yes	Yes

Each of the separate services above has standalone value pursuant to paragraph 9(a) of EITF 00-21 as either we or other vendors sell these services separately.  Individual elements that we sell separately, such as media placements, combined with third party-evidence of fair value for elements we do not sell separately, such as call center support, provide us with the objective and reliable evidence necessary to establish fair value of each deliverable.  The fair value established is consistent with our pricing within our arrangements.  That is, the stated prices in our bundled arrangements approximate fair value.  Additionally, our arrangements do not include a general right of return.  Accordingly, we have concluded that each of the service elements in our arrangements qualify as a separate unit of accounting under paragraph 9 of EITF 00-21.

Since the stated prices in our arrangements approximate fair value, the revenue allocated to each unit of accounting is the stated amounts in the arrangements.  As we have evidence of an arrangement, revenue for each separate unit of accounting is recognized each period in accordance with SAB Topic 13 as the services are rendered, our fee becomes fixed and determinable, and collectibility is reasonably assured.

14.                                 Comment:  Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your various arrangements.  In this respect, your disclosure should discuss your accounting policy for each significant source of revenue.  For example, your disclosure should address your policy for electronic discovery hosting services, sales to bankruptcy trustee customers, noticing services, etc.  Your policy should also discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.  Please revise.

Company Response:

We will revise our disclosure in future filings as follows:

Our revenue recognition policy related to case management volume-based fees from depository financial institutions will be updated based on our upcoming discussions with the Office of the Chief Accountant pursuant to our post-filing letter.

Case and document management services related to electronic discovery, corporate restructuring, and class action revenue, which are billed based on volume, are evaluated pursuant to Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables.  For each of our contractual arrangements, we have identified the following deliverable services

•               Electronic Discovery

•                  Data processing

•                  Hosting

•               Corporate Restructuring

•                  Consulting

•                  Claims management

•                  Printing and reproduction

•                  Mailing and noticing

•                  Document management

•               Class Action

•                  Consulting

•                  Notice campaign

•                  Toll free customer support

•                  Web site design/hosting

•                  Claims administration

•                  Opt out processing

•                  Distribution

Based on our evaluation of each element, we have determined that each has standalone value to our customers because we or other vendors sell such services separately from any other services/deliverables.  We have also obtained objective and reliable evidence of the fair value of each element based either on the price we charge when we sell an element on a standalone basis or based on third-party evidence of fair value of such services.  Lastly, our arrangements do not include general rights of return.  Accordingly, each of the service elements in our multiple element case and document management arrangements qualify as a separate unit of accounting under EITF 00-21.  We allocate revenue to the various units of accounting in our arrangements based on the fair value of each unit of accounting which is generally consistent with the stated prices in our arrangements. As we have evidence of an arrangement, revenue for each separate unit of accounting is recognized each period in accordance with Staff Accounting Bulletin (SAB) Topic 13 as the services are rendered, our fee becomes fixed and determinable, and collectibility is reasonably assured.

Our case and document management businesses both have revenue related to the reimbursement of certain costs, primarily postage, which we incur.  Consistent with guidance provided by the EITF No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, reimbursed postage and other reimbursable direct costs are recorded gross as revenue and direct cost.

Payments received in advance of satisfaction of the related revenue recognition criteria are recognized as a customer deposit until all revenue recognition criteria have been satisfied.

Definitive Proxy Statement on Schedule 14A filed April 28, 2006

Executive Compensation

Compensation Committee Report, page 14

15.                                 Comment:  We note your response to comment 50 in our letter dated May 10, 2006.  Please confirm that your report in future proxy statements will include a brief discussion of the factors considered in determining compensation for your chief executive officer such as the comparison of peer companies you describe in your response.

Company Response:  In future proxy statements, we will include a discussion of the factors considered in determining compensation of its chief executive officer, such as the comparison of peer companies, as described in our response to comment 50 in our letter to the Staff dated June 14, 2006.

Form 8-K/A filed on January 30, 2006

Pro Forma Financial Information

16.                                 Comment:  Your response to comment 52 in our letter dated May 10, 2006 indicates that you believe it was appropriate to reflect the excess purchase price as goodwill in the pro forma statements as you did not have an adequate basis to estimate fair values.  However, preparing pro forma statements in this manner does not meet the objective or instructions of Article 11 of Regulation S-X.  We refer you to Rules 11-02(a) and 11-02(b)(8)(2) of Regulation S-X.  Tell us your consideration of revising your pro forma statements to comply with Article 11.

Company Response:  As noted in our response to Staff dated June 14, 2006, our Form 8-K/A filing did not include an allocation of purchase price to intangible assets as we did not have an adequate basis to estimate the fair value of those assets at the time of the filing of the amendment to the original Form 8-K reporting the nMatrix acquisition.  That amended Form 8-K was filed on January 30, 2006.  Our Annual Report on Form 10-K for the year ended December 31, 2005, which was filed only 36 days later on March 8, 2006, contained updated information regarding the purchase price allocated to intangible assets.  Furthermore, the Form 10-K contained information regarding the pro forma impact of the acquisition, including the effect on pro forma net income of amortization of the identified intangible assets.  Had we not been in the process of preparing for filing the Form 10-K near the time that we completed the nMatrix purchase price allocation analysis, we would have filed a further amendment to the Form 8-K to include the final purchase price allocation.  Given the proximity in time of the filing of the Form 8-K/A in relation to the Form 10-K, we believed that all pertinent and required financial information relating to the nMatrix acquisition was publicly available to all investors at the time of the 10-K filing.  If a similar circumstance were to occur with a future acquisition, we will further amend the Form 8-K relating to that acquisition so that all required acquisition-related financial information is available in that Form 8-K, as amended.

Form 8-K filed on February 21, 2006

17.                                 Comment:  We note your response to comment 53 in our letter dated May 10, 2006 and the non-GAAP financial measures disclosed in your Form 8-K filed on April 27, 2006.  Please address the following additional comments with respect to your use of non-GAAP financial measures:

•                  Your response indicates your non-GAAP measures are used pursuant to Regulation G.  However, as your press release is filed as an exhibit to your Item 2.02 disclosure, the requirements of Item 10(e)(1)(i) of Regulation S-K apply to the information contained in your press release.  We refer you to Instruction 2 of Item 2.02.

•                  We do not believe that you have adequately addressed the usefulness of each non-GAAP measure presented.  Please note that Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.”  In this respect, your response indicates that you do not believe it is probable that the financial impact of your non-GAAP measures will disappear or become immaterial within a near-term finite period.  Therefore, as you have a past pattern of incurring these charges, you must identify the special nature of the charges eliminated in your non-GAAP measures in order to meet the burden of demonstrating the usefulness of your non-GAAP measure.  We refer you to Questions 8 and 9 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Therefore, you must either demonstrate the usefulness of each non-GAAP measure or eliminate such measures from your disclosure based on this guidance.

•                  If you are able to meet the burden of demonstrating its usefulness, ensure that each non-GAAP measure presented has separate and distinct disclosure that completely satisfies the requirements outlined in Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  That is, the non-GAAP net income and all other non-GAAP measures must satisfy the burden of demonstrating their usefulness individually and each non-GAAP measure must individually comply with the disclosure requirements outlined in Question 8.

Company Response:

•                  We acknowledge that our use of non-GAAP measures in our quarterly press releases, which are filed as exhibits to our quarterly Form 8-K Item 2.02 disclosure, is subject to both the requirements of Regulation G and the requirements of Item 10(e)(1)(i) of Regulation S-K.  We have followed both Regulation G and Item 10(e)(1)(i) of Regulation S-K since those rules were adopted in preparing the quarterly Form 8-K and the associated press release.  The second full paragraph of Item 2.02 of our Current Report that includes our disclosure required by Item 10(e)(1)(i).  As discussed in further detail below, we have further expanded the disclosure in that portion of the Form 8-K filed for the second quarter.  We will follow a similar approach in our future filings that include non-GAAP financial measures.

•                  In view of these additional comments relating to our use of non-GAAP financial measures, we substantially expanded our disclosure relating to our use of non-GAAP financial measures in our Current Report on Form 8-K filed on July 25, 2006, relating to our second quarter earnings release, as follows:

Additional Form 8-K Earnings Release Disclosure Excerpt:

The attached press release includes three non-GAAP financial measures that management of the Company uses and that the Company believes may be useful to investors:

•                  Non-GAAP net income, calculated as net income before amortization of acquisition-related intangibles, share based compensation, acquisition-related expenses, capitalized loan fee amortization, and embedded option mark-to-market expense/convertible debt accretion, all net of tax;

•                  Non-GAAP earnings per share, calculated as non-GAAP income on a fully diluted per share basis; and

•                  Non-GAAP adjusted EBITDA, calculated as net income before interest/financing, taxes, depreciation, amortization, share based compensation, and acquisition-related expenses.

Reconciliations of each of these non-GAAP measures are included in schedules to the press release filed with this Current Report on Form 8-K.

These non-GAAP financial measures are intended to supplement the GAAP financial information included in the Company’s press release by providing management and investors with additional insight regarding results of operations.  Management of the Company uses non-GAAP net income (i) in its strategic planning for the Company and (ii) in evaluating the results of operations of the Company.  The Compensation Committee of the Board of Directors also uses non-GAAP net income in evaluating the performance of management and in determining executive bonuses.  Management believes the non-GAAP net income measure provides management with additional perspective when evaluating the results of operations of the Company and may be similarly useful to investors when evaluating financial results of the Company for comparable periods for the following reasons:

•                  Certain of the adjusted items can fluctuate significantly from period-to-period due in part to the timing of completion of major acquisitions by the Company, the timing of major refinancings by the Company (whether or not related to those acquisitions) and similar events.  Management believes the adjustments to net income to account for these types of significant corporate transactions may be useful to investors in comparing the results of operations of the Company without the effect of certain aspects of those corporate transactions; and

•                  Certain of the adjusted items represent significant non-cash charges in computing GAAP net income, which investors may find useful in excluding from operating results to evaluate comparable periods.

Management recognizes that its use of non-GAAP net income, as with any non-GAAP financial measure, has various limitations, including the fact that each of the adjusted items may be a normally recurring expense for the Company or may involve the actual use of cash.  Nonetheless, management believes that this non-GAAP net income measures provide additional insight for investors into the operating results and business trends of the Company.  A reconciliation of non-GAAP net income to net income is included in the schedules to the press release filed with this Current Report on Form 8-K.

The Company also uses non-GAAP earnings per share, which is calculated as non-GAAP net income on a fully diluted per share basis.  Management of the Company uses non-GAAP earnings per share for the same reasons that it uses non-GAAP net income and believes that non-GAAP earnings per share may be useful to investors for the same purposes as non-GAAP net income.

The Compensation Committee of the Board of Directors uses non-GAAP earnings per share in evaluating the performance of management and in determining executive bonuses.  A reconciliation of non-GAAP earnings per share to GAAP earnings per share is included in schedules to the press release filed with this Current Report on Form 8-K.

Management also uses non-GAAP adjusted EBITDA as a non-GAAP performance measure.  Management regularly reviews EBITDA as it assesses its current and prospective operating results, including anticipated operating results for acquired businesses.  Management of the Company uses non-GAAP adjusted EBITDA (i) in its strategic planning for the Company and (ii) in evaluating the results of operations of the Company.  The Compensation Committee of the Board of Directors also uses non-GAAP adjusted EBITDA in evaluating the performance of management and in determining executive bonuses.  Management calculates non-GAAP adjusted EBITDA as net income before interest/financing, taxes, depreciation, amortization, share based compensation, and acquisition-related expenses.  Management believes non-GAAP adjusted EBITDA is useful to management and may be useful to investors in evaluating the results of operations of the Company when comparing financial results for comparable periods for the following reasons:

•                  Certain of the adjusted items can fluctuate significantly from period-to-period due in part to the timing of completion of major acquisitions by the Company, the timing of major refinancings by the Company (whether or not related to those acquisitions) and similar events.  Management believes the adjustments to net income to account for these types of significant corporate transactions may be useful to investors in comparing the results of operations of the Company without the effect of certain aspects of those corporate transactions; and

•                  Certain of the adjusted items represent non-cash charges to net income, which investors may find useful in excluding from operating results to evaluate comparable periods.

Management recognizes that its use of non-GAAP adjusted EBITDA has various limitations, including the fact that the adjusted items may be a normally recurring expense for the Company or may involve the actual use of cash.  Nonetheless, management believes that this non-GAAP adjusted EBITDA measure provides additional insight for investors into the operating results and business trends of the Company.

A reconciliation of non-GAAP adjusted EBITDA to net income is included in a schedule to the press release filed with this Current Report on Form 8-K.  [End of Additional Form 8-K Earnings Release Disclosure Excerpt]

The Company is aware that if the Company requests acceleration of the effective date of the pending Registration Statement, it will be required to make certain acknowledgements to the SEC.  The Company is prepared to, and will, make those representations at the time it files its request for acceleration of the Registration Statement.

I will coordinate with you regarding the timing of any request for acceleration as soon as EPIQ Systems has completed its discussions with the OCA regarding the revenue recognition matter referred to above.  In the meantime, if you or Chris have any additional questions, comments or concerns (beyond those related to the revenue recognition matter) that might result in a third comment letter, I would be pleased to discuss those questions comments or concerns by telephone to see if that call could obviate the need for a third comment letter.  We are available at any time to discuss these responses from EPIQ Systems.  Please contact me (816-218-7548) to arrange a time at which we might discuss any other questions or comments you may have after reviewing this letter and the enclosed information.

Very truly yours,

/s/ Richard M. Wright, Jr.

RMW:lcr
Enclosures
cc:	Mr. Chris White